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                            June 5, 2024

       Jonathan Perez
       President
       Oyocar Group Inc.
       Colinas Marinas, Marbellas, Villa 10
       Sosua, Dominican Republic 57000

                                                        Re: Oyocar Group Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 30, 2024
                                                            File No. 333-275980

       Dear Jonathan Perez:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Exhibit 23.1, page 1

   1. Your auditor consent is dated May 27, 2024 and refers to an audit report being dated May
                                                        27, 2024. However, the
audit report on page F-1 is dated May 29, 2024. Please revise the inconsistency for the
date the audit was completed.
 Jonathan Perez
FirstName  LastNameJonathan Perez
Oyocar Group  Inc.
Comapany
June 5, 2024NameOyocar Group Inc.
June 5,
Page 2 2024 Page 2
FirstName LastName
        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services